14045886

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2014
Washington DC
404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DuPont Capital Management Marketing Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Righter Parkway, Suite 3200
(No. and Street)

Wilmington	**Delaware**	**19803**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Macedo **302.477.6076**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street, Ste. 1700	**Philadelphia**	**PA**	**19103**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

... Public Accountant

... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **John R. Macedo**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DuPont Capital Management Marketing Corporation**, as of **December 31,** 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

EMILY ANN CLARK
My Commission Expires
February 7, 2016

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
... (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DuPont Capital Management Marketing Corporation

(a wholly-owned subsidiary of DuPont Capital Management Corporation)

Statement of Financial Condition
December 31, 2013

Filed Pursuant To Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

DuPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Index
December 31, 2013

pwc

Independent Auditor's Report

To the Board of Directors and Stockholder of DuPont Capital Management Marketing Corporation:

We have audited the accompanying financial statement of DuPont Capital Management Marketing Corporation (the "Company"), which comprises the statement of financial condition as of December 31, 2013.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statements that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of DuPont Capital Management Marketing Corporation at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 17, 2014

DuPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	922,999
Other assets		29,339
Noncurrent deferred taxes (net of $96,985 valuation allowance)		-
Total Assets	$	952,338
Liabilities and Stockholder's Equity		
Liabilities		
Due to affiliates	$	347,982
Accrued expenses		26,957
Total Liabilities		374,939
Stockholder's Equity		
Common Stock, $.001 par value; 1,000 shares authorized, issued, and outstanding	$	1
Additional paid-in capital		1,301,999
Accumulated deficit		(724,601)
Total Stockholder's Equity		577,399
Total Liabilities and Stockholder's Equity	$	952,338

The accompanying notes are an integral part of this financial statement.

1. Organization and Basis of Presentation

DuPont Capital Management Marketing Corporation (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated on June 25, 2007, in the State of Delaware as a wholly-owned subsidiary of DuPont Capital Management Corporation ("DCM"), an investment advisor registered with the SEC.

The Company was granted its SEC registration on September 14, 2007, effective with its approval for membership in a self-regulatory organization. The Company's FINRA membership became effective on December 10, 2007. In April 2011, FINRA granted the Company's application for continuance in membership to include mutual fund wholesaling and mutual fund retailing in addition to its private placement of private investment funds for which DCM serves as investment manager.

The Company's sole business is to provide mutual fund wholesaling, mutual fund retailing and private placement agent services to its parent company, DCM. During 2013, the Company began marketing interests in a new private investment fund and offering shares in a newly-launched mutual fund.

The Company's financial condition does not necessarily reflect what might have occurred had the Company operated independently of its parent company. DCM plans to maintain the Company's net capital until the Company's operations become viable and self-sustaining.

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents consists of a highly liquid investment in a U.S. Treasury money market fund.

Other Assets
Other assets represent deposits the Company has made to its FINRA daily account and fees paid to FINRA for the 2014 calendar year.

Due to Affiliates
Due to affiliates represents the Company's accrued liability for amounts due to DCM for reimbursement of wholesaling and private placement commissions; costs under an expense sharing agreement; and tax liabilities settled with its ultimate parent company, E.I. du Pont de Nemours and Company ("DuPont Company"), partially offset by a receivable from DCM for amounts due the Company under revenue sharing and placement agency agreements.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the DuPont Company and it files a separate Delaware state income tax return. DuPont Company allocates current and deferred federal income tax expense/benefit according to the principles described in Accounting Standards Codification (ASC) 740 – Income Taxes. Current and deferred taxes receivable or payable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. It is DuPont Company's practice to annually settle federal income tax

accruals with its subsidiaries. In absence of DuPont Company's settlement practice, the Company may not be able to realize tax benefits in whole or in part.

The Company has a noncurrent deferred tax asset for state income taxes as a result of net operating losses being carried forward. A valuation allowance has been recorded to fully offset this noncurrent deferred tax asset as it is not reasonably certain such benefit will be utilized. Utilization of the net operating losses is dependent on generating future taxable income. Net operating loss carryforwards begin expiring in the 2029 tax year.

As of December 31, 2013, the Company has a current federal tax liability of $21,927 included in Due to affiliates, partially offset by a receivable of $389 for prior year taxes being settled by DuPont Company with DCM (see Note 4).

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2013. Actual results could differ from those estimates.

3. Related Party Transactions

The Company is compensated for providing wholesaling services to DCM in accordance with a revenue sharing agreement. As of December 31, 2013, a receivable of $130,384 is included as a reduction of the amount in Due to affiliates.

Under the terms of a placement agent agreement, the Company provides marketing services for certain DCM private equity funds in return for a percentage of DCM's revenues earned over the first 36 months of each fund's operation. As of December 31, 2013, a receivable of $31,062 is included as a reduction of the amount in Due to affiliates.

Under the terms of an expense sharing agreement, the Company reimbursed DCM for services provided on behalf of the Company, including direct and allocated expenses. In addition, the Company bears the cost of commissions payable to registered representatives in connection with wholesaling and sales of interests in private equity funds for the first 36 months of each fund's operation. As of December 31, 2013, a liability of $487,890 is included in Due to affiliates (including accrued commissions payable).

Services provided under the expense sharing agreement include salaries and benefits for DCM employees to the extent they provide support to the Company; Systems Operations and Development; Telecommunications; Corporate Services including payroll, human resources and business continuity; Operating Supplies; Travel; Training; Publications; and Miscellaneous costs.

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by the DuPont Company and it files a separate Delaware state income tax return (see Note 2). The DuPont Company allocates current and deferred federal income tax expense/benefit according to the principles described in ASC 740 – Income Taxes. Current and deferred taxes receivable or payable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. During 2013, the Company utilized $62,647 of its net operating loss carryforward

for state income tax. This resulted in a $5,450 reduction of the deferred tax asset and valuation allowance for the year. As of December 31, 2013, deferred tax assets are as follows:

Noncurrent Deferred Tax Assets:	
State tax loss carryforwards	$ 96,985
Valuation allowance	(96,985)
Net noncurrent deferred tax assets	$ -

The Company believes that all significant filing positions are highly certain and that, more likely than not, all of its significant income tax filing positions and deductions that are included in the DuPont Company consolidated tax returns would be sustained. The DuPont Company's taxable years 2004 to current remain subject to examination by the Internal Revenue Service.

5. Concentrations

The financial instrument that potentially subjects the Company to a concentration of credit risk is a money market fund, which is not federally insured. Management of the Company believes it has adequately mitigated its concentration risk by only investing in or through a major financial institution.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital requirement using the basic method of computation. Under this method, the Company's requirement may not be less than 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. The regulations also require that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2013, the Company had net capital of $529,600 which was $504,604 in excess of its requirement of $24,996. The Company's net capital ratio was .71 to 1. The Company is exempt from reserve calculations under rule 15c3-3(k)(2)(i).

7. Fair Value of Financial Instruments

The following three levels of inputs may be used to measure fair value of the Company's financial instruments:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company's Cash and Cash Equivalents include investments that are quoted daily. The Company's policy for determining the timing of transfers between Levels in the fair value hierarchy is the end of the reporting period. There were no transfers between Level 1 and Level 2 during the

period. The fair value measurement at December 31, 2013, is summarized by the following levels:

	Level 1	Level 2	Level 3
Cash equivalents	$ 922,999	$ -	$ -

8. Contingencies

In the normal course of business, the Company may provide general indemnifications pursuant to certain contracts and organizational documents. The Company is subject to regulatory examinations and inquiries. As a registered broker-dealer, the Company is subject to regulation by the SEC, the FINRA and state securities regulators. The Company's maximum exposure is dependent on future claims that may be made against it and, therefore, cannot be estimated. However, based on experience, the Company expects any risk of liability associated with such claims to be remote.

The Company is not aware of any contingencies, claims against it or guarantees that would likely result in liability.

9. Subsequent Events

Through February 17, 2014, the date the financial statements were available to be issued, no subsequent events or transactions had occurred that would have materially impacted the statement of financial condition at December 31, 2013.